February 7, 2024

VIA EDGAR

Liz Packebusch and Laura Nicholson

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Clean Energy Technologies, Inc.

Amendment No. 2 to the Registration Statement on Form S-3

Filed on January 25, 2024

File No. 333-275127

Dear Ms. Liz Packebusch and Ms. Laura Nicholson,

Clean Energy Technologies, Inc. (the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 6, 2024, relating to the above referenced Amendment No. 2 to the Registration Statement on Form S-3 (the “Amendment No. 2”). The Company is concurrently submitting another amendment to the Registration Statement (the “Amendment No. 3”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Amendment No. 2), all page references herein correspond to the page of the Amendment No. 3. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-3 filed on January 25, 2024

Cover Page

1.	We note your response to prior comment five. In your discussion of cash transfers on your cover page please revise to include, as applicable, a cross-reference to your VIE Consolidation Schedule. Refer to prior comment 3 in our letter dated November 13, 2023.

Response: We note the Staff’s comment and have added the requested disclosure on the cover page.

2.	We note your disclosure regarding the Trial Measures, and note your disclosure that you do not believe that Clean Energy Technologies Inc., the PRC Subsidiaries or the VIE are required to obtain the approval from or complete the filing with the CSRC for this offering. In your written response, please clarify your rationale for such conclusion.

Response: We note the Staff’s comment and have supplemented the requested rationale on the cover page.

Prospectus Summary, page 4

3.	Please revise to further clarify the impact of the Concerted Action Agreement on the voting rights of the shareholders of Shuya. In that regard, we note your disclosure that during the term of the CAA, before any of the three parties intends to propose motions to the shareholders’ meetings or the board of directors on major matters related to the voting rights of the shareholders, the three parties will discuss, negotiate, and coordinate the motion topics for consistency. We also note your disclosure that in the event of disagreement, the opinions of JHJ shall prevail. If material, please revise to clarify the registrant’s voting rights with respect to other matters, such as proposals by Shuya’s shareholders that are not party to the CAA.

Response: We note the Staff’s comment and have revised the relevant disclosure on the cover page and page 4 to clarify that before any of the three parties to the CAA intends to propose motions to the shareholders’ meetings or the board of directors, or exercise their voting rights on any matter that shall be presented to and resolved through the shareholders’ meeting in accordance with the laws, regulations, Articles of Association of Shuya or any relevant shareholders’ agreements, the three parties will discuss, negotiate, and coordinate the motion topics for consistency; in the event of disagreement, the opinions of JHJ shall prevail.

VIE Consolidation Schedule, page 7

4.

We note you have accumulated a number of line items from your balance sheet as of September 30, 2023 into a single line item labelled “Prepaid expenses and other current assets.” Please revise your consolidation schedule to provide a further breakdown of any major asset categories in this line item. In this regard, we note that amounts aggregated in this single line item include such assets as advances to suppliers, related party receivables, and certain investments based on amounts presented in your September 30, 2023 balance sheet. In addition, please ensure your revised schedule includes line items for disaggregated intercompany amounts, such as intercompany receivables and investment in subsidiaries with these amounts being presented on a gross basis.

Response: We note the Staff’s comment and have revised the VIE consolidation schedule accordingly.

5.

We note that the “Investment in VIE” and “Investment in subsidiaries” line items in your VIE Consolidation Schedule appear inconsistent with the assets presented in your balance sheet as of September 30, 2023. For example, the consolidated total for the “Investment in VIE” of $1,481,634 appears to correspond with the amount of LWL intangibles presented in your September 30, 2023 balance sheet. Similarly, the consolidated total for “Investment in subsidiaries” of $1,916,616 appears to be an accumulation of various assets including goodwill of $747,976, Long-term financing receivables of $684,770, License of $354,322, Patents of 94,786 and other assets of $34,763 presented in your September 30, 2023 balance sheet. Please revise your schedule, ensuring that the labelling of line items presented in the schedule are consistent with the underlying assets or grouping of assets from your balance sheet.

Response: We note the Staff’s comment and have revised the VIE consolidation schedule accordingly.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Kambiz Mahdi
Kambiz Mahdi
Chief Executive Officer

cc:
Fang Liu, Esq.
VCL Law LLP